Troy Krushel	Sun Life Financial Inc.
Assistant Vice-President,	150 King Street West
& Senior Counsel	Suite 1400
Toronto, Ontario
M5H 1J9
Tel: (416) 204-3794
Troy.Krushel@sunlife.com

April 11, 2016

VIA EDGAR

United States Securities and Exchange Commission

Washington D.C. 20549

Attention:	Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2015
Filed February 11, 2016
File No. 001 - 15014

Dear Mr. Rosenberg:

We acknowledge receipt of your letter to Ms. Melissa Kennedy, Executive Vice-President, Chief Legal Officer & Public Affairs of Sun Life Financial Inc., dated April 1, 2016, with respect to the review by the Securities and Exchange Commission of the Company’s Form 40-F for the year-ended December 31, 2015. In your letter, you asked that we either provide a response to the comments in your letter within 10 business days or advise you when we will be able to provide a response. We confirm that we will provide our response to your letter by April 29, 2016.

Yours very truly,

/s/ “Troy Krushel”

Troy Krushel
AssistantVice-President,
& Senior Counsel

AG/

cc:	Melissa Kennedy, Executive Vice-President,

   Chief Legal Officer & Public Affairs

Alex Guertin, SeniorVice-President, Finance

Sun Life Financial Inc. is a member of the
Sun Life Financial group of companies. www.sunlife.com